Exhibit 4.39

(English translation – For reference only)

Assets Purchase and Sale Agreement

HOSHIN GIGAMEDIA CENTER INC.

and

WEBS-TV DIGITAL INTERNATIONAL CORPORATION

15 May 2006

Contents

1.	Definition	3

2.	Object of Transaction	5

2.1	Transfer of “ADSL Business”	5
2.2	Completion of Transaction	5
2.3	Sale and purchase of Object of Transaction	5
2.4	Transfer of Assumed Liabilities	6
2.5	Employees	6
2.6	Sales Price	6
2.7	Methods of payments	7
2.8	Guarantee of Payments	8

3.	Object of Licensing	9

3.1	“Self-Developed Software”	9
3.2	Trademark	9
3.3	Internet connection	10
3.4	Internet service equipment and traffic	10
3.5	Exclusion of Third-Party Licensing Software	10

4.	Seller’s Statement and Certification	10

4.1	Company organization and status	10
4.2	Enforceability	11
4.3	Legal rights of Object of Transaction	11
4.4	Conformity to relevant laws and regulations	11
4.5	Disclosure	11
4.6	Guaranty of legality of intellectual property transfer and licensing	11
4.7	Non-competition	11

5.	Buyer’s Statement and Certification	12

5.1	Company organization and status	12
5.2	Enforceability	12
5.3	Sufficient Funding	12

6.	Indemnity Liability	12

6.1	Seller’s indemnity liability	12
6.2	Buyer’s indemnity liability	12
6.3	Limitation on liabilities	12

7.	Parties’ Obligations after Completion of Transaction	13

7.1	Administrative services	13
7.2	Separate account	13

8.	Miscellaneous	14

8.1	Publish and disseminate press releases	14

8.2	Seller’s Code of Business Conduct and Ethics	14
8.3	Alteration and modification	14
8.4	Non-waiver of the rights	14
8.5	Transaction expenses	14
8.6	Notification	14
8.7	Confidentiality	15
8.8	Applicable law	15
8.9	Entire agreement	15
8.10	Saving clause	16
8.11	Language	16

Attachment 2.3(A)	Equipment List	19

Attachment 2.3(B)	Business Agreements List	19

Attachment 2.3(C)	Customer Information List	19

Attachment 2.4	Assumed Liabilities List	19

Attachment 2.6	Content and Calculation Methods of “Estimated Income of ADSL Business”	19

Attachment 3.1	Self-Developed Software List	19

Attachment 3.2	Third-Party Licensing Software List	19

APPENDIX A	Service Agreement	19

Attachment I	Scope of Party A Bandwidth Support Service	19

Attachment II	Scope of Customer Service and Calculation of Service Fee	19

Assets Purchase and Sale Agreement

This Assets Purchase and Sale Agreement (“this Agreement”) is entered into on the 15th day of May, 2006 by and among the following parties:

(1)	HOSHIN GIGAMEDIA CENTER INC., a company duly organized and existing under the laws of the Republic of China, having its principal office at 14F, No. 122, Dun-Hua North Road, Taipei (“Seller”), and

(2)	WEBS-TV DIGITAL INTERNATIONAL CORPORATION, a company duly organized and existing under the laws of the Republic of China, having its principal office at 12F, No. 100, Civic Boulevard, Section 4, Taipei (“Buyer”)

(3)	Kevin Cheng, a citizen of the Republic of China, ID number: N121818568, residing at No. 29-2, Xia-Lun Road, Wen-Shan District, Taipei; Morse Chen, a citizen of the Republic of China, ID number: Y120277954, residing at 3F, No. 24, Lane 372, Song-Jiang Road, Zhong-Shan District, Taipei (“Joint Guarantors”)

(Seller or Buyer hereinafter respectively referred to as “Party,” and collectively “Parties.”)

WHEREAS, Seller holds a Type II Telecommunications Enterprise license and operates ADSL and Cable Modem broadband Internet services and other related business;

WHEREAS, Buyer desires to buy “Object of Transaction” relating to “ADSL Business” (defined as follows), and Seller desires to sell “Object of Transaction” to Buyer according to the terms and conditions of this Agreement.

NOW, THEREFORE, Parties hereby agree as follows:

1.	Definition

Unless otherwise prescribed in this Agreement, the following terms are defined as follows:

“Object of Transaction” means customers, business, and assets listed in Attachment 2.3 that are related to “ADSL Business” that Buyer desires to purchase.

“ADSL Business” means broadband Internet connection services via ADSL provided by Seller to individual customers.

“Assumed Liabilities” means liabilities relating to “Object of Transaction” that Buyer plans to assume and that are listed in Attachment 2.4.

“Completion of Transaction” means Seller completes transfer of “ADSL Business” to Buyer, which is defined in Article 2.2.

“Transaction Completion Date” is defined in Article 2.2.

“Unrealized Prepayments from Customers” means prepayments from customers to Seller for services not yet provided by Seller before “Transaction Completion Date.”

“Estimated Income of ADSL Business” means the balance of NT$104,836,657, which is arrived at by subtracting “ADSL Costs” and “ADSL Expenses” from 2005 “Realized Business Income” relating to “ADSL Business” listed in Seller’s 2005 “Projected Financial Reports.” The detailed content and calculation method are listed in Attachment 2.6.

“Encumbrances” means all claims, requests, mortgages, liens, or other encumbrances, options, or privileges relating to rights in rem.

“Equipment” means all Internet equipment and other relevant installation documents provided necessary for Seller to provide ADSL broadband services. A detailed list is in Attachment 2.3(a).

“Generally Accepted Accounting Principles (GAAP)” means Generally Accepted Accounting Principles of the Republic of China, which shall be followed by ROC companies when they make financial reports. Each Party, when applying the Principles, shall also conform to the accounting principles followed when it made financial reports of the previous years.

“Business Agreements” means all existing valid agreements signed by Seller for operating “ADSL Business” that Buyer plans to assume. A detailed list is in Attachment 2.3(b).

“Self-Developed Software” means software that is researched and developed by Seller for operating “ADSL Business.” A detailed list is in Attachment 3.1.

“Third-Party Licensed Software” means software licensed from a third party to Seller for operating “ADSL Business.” A detailed list is in Attachment 3.2.

“Sales Price” is defined in Article 2.6.

“Republic of China” or “Taiwan” means the Republic of China.

“Customers” means individual customers who have signed agreements with Seller before “Completion of Transaction” to utilize broadband Internet services provided by Seller, but it does not include individual customers who have terminated “Customer Agreements” or have removed ADSL broadband Internet services devices before “Completion of Transaction.”

“Customer Agreements” means “GIGA Supra-Internet Services Utilization Agreement,” “GIGA ADSL Supra-Internet General Conditions,” and existing and valid agreements as of “Completion of Transaction” that are signed by and between “Customers” and Seller.

“Service Agreement” is defined in Article 7.1.

2.	Object of Transaction

2.1	Transfer of “ADSL Business”

According to the terms and conditions of this Agreement, Seller shall transfer to Buyer and Buyer shall accept Object of Transaction and Assumed Liabilities relating to ADSL Business upon Completion of Transaction.

2.2	Completion of Transaction

Unless otherwise agreed by Parties, the transfer of ADSL Business shall be completed at 12 pm on 15 May 2006. Transaction Completion Date shall be set at 4 p.m. on 15 May 2006 at Seller’s office or another place agreed by Parties.

2.3	Sale and purchase of Object of Transaction

According to the terms and conditions of this Agreement, upon Completion of Transaction, Seller shall sell, transfer, and deliver to Buyer, and Buyer shall purchase and accept from Seller the following customers, business, and assets relating to ADSL Business (collectively “Object of Transaction”):

(a)	All Equipment necessary for operating ADSL Business, as listed in Attachment 2.3 (a).

(b)	Business Agreements relating to ADSL Business are listed in Attachment 2.3 (b); but each Business Agreement may be transferred only upon the consent of the other party thereto.

(c)	Rights and obligations under all valid Customer Agreements as of Completion of Transaction, including but not limited to information, database, documents, and materials related to Customer Agreements. Customer information and the use of it are listed in Attachment 2.3 (c).

(d)	Other necessary information, database, documents, and materials related to Object of Transaction.

(e)	Object of Transaction include the permanent use of Self-Developed Software, but not Third-Party Licensed Software.

2.4	Transfer of Assumed Liabilities

According to the terms and conditions of this Agreement, upon Completion of Transaction, Seller shall transfer and Buyer shall assume and agree to perform Assumed Liabilities listed in Attachment 2.4. Regarding the transfer and assumption of Business Agreements, Seller shall inform and request the other party of each Business Agreement to reply whether it consents to the transfer and assumption within 30 days after Transaction Completion Date. For those Business Agreements which the other parties do not agree to the transfer, Seller shall be responsible for exercise of rights and fulfillment of obligations under those agreements, or the termination of those agreements. Buyer is not required in any way to negotiate with the other parties. Buyer’s obligation to pay Sales Price will not be influenced or altered in any way.

2.5	Employees

Seller shall provide Buyer on Transfer Completion Date with a list of employees (“Chosen Employees”) whose job responsibilities are related to ADSL Business and whom will be hired by Buyer afterwards.

Seller agrees to inform Chosen Employees within 14 days after Transaction Completion Date that their employment agreements with Seller will be terminated on 31 August 2006, and Seller agrees to assist Buyer in hiring Chosen Employees starting from 1 September 2006. However, Seller does not guarantee that Chosen Employees will accept Buyer’s offer of employment. Seller shall be responsible for all legal severance pay, salaries, bonus, and all other payments due before the termination of their employment agreements.

2.6	Sales Price

The sales price at which Seller sells Object of Transaction to Buyer is NT$320,000,000 (“Sales Price”), which is calculated by multiplying 3.0524 by the NT$104,836,657 Estimated Income of ADSL Business indicated in Attachment 2.6. NT$19,375,000 (tax included) of Sales Price is for the sale of Equipment necessary for ADSL Business in Article 2.3, and NT$7,000,000 of Sales Price is for severance pay to be paid to Chosen Employees. The Parties agree to subtract NT$72,000,000 (tax included) of service fees that Buyer shall pay to Seller on Transaction Completion Date according to Service Agreement from Unrealized Prepayments from Customers that Seller shall transfer to Buyer. Parties also agree that the closing date is 15 May 2006, and that the remaining Unrealized Prepayments from Customers will be subtracted from the second installment of Sales Price that Buyer pays to Seller. If Unrealized Prepayments from Customers calculated by Seller are less than NT$72,000,000 (tax included) on the closing date, Buyer shall immediately refund the difference in amount to Seller upon receiving Seller’s notice. Sales Price includes VAT that Buyer shall pay.

2.7	Methods of payments

Buyer shall pay Sales Price to Seller in installments as follows:

(a)	Buyer shall pay NT$30,000,000 to Seller on Transaction Completion Date as the first installment by wire-transfer to Seller’s designated account.

(b)	On Transaction Completion Date, Buyer shall issue the following eight checks to Seller to pay the second to ninth installments:

(1)	Second installment: issuing date is 31 July 2006, and the amount is NT$30,000,000.

(2)	Third installment: issuing date is 31 August 2006, and the amount is NT$50,000,000.

(3)	Fourth installment: issuing date is 31 October 2006, and the amount is NT$30,000,000.

(4)	Fifth installment: issuing date is 30 November 2006, and the amount is NT$10,000,000.

(5)	Sixth installment: issuing date is 31 January 2007, and the amount is NT$20,000,000.

(6)	Seventh installment: issuing date is 30 April 2007, and the amount is NT$50,000,000.

(7)	Eighth installment: issuing date is 30 June 2007, and the amount is NT$50,000,000.

(8)	Ninth installment: issuing date is 31 July 2007, and the amount is NT$50,000,000.

If Buyer does not pay the installments according to the terms and amounts in this Article and fails to rectify the default within 30 days after receiving Seller’s notice, Seller may terminate this Agreement with written notice. The termination shall be effective upon Buyer’s receiving such written notice (“Termination Date”). Buyer shall return Object of Transaction to Seller on Termination Date in the following manner:

(i)	Buyer agrees to transfer title to Equipment that Buyer provides to Seller for its use without charge on Termination Date. Seller will possess Equipment as an owner after Termination Date.

(ii)	Business Agreements and Customer Agreements: Buyer agrees that Seller, starting from Termination Date, may inform the other parties and customers of ADSL Business’s transfer back to Seller on Termination Date. Seller is responsible for fulfilling obligations under Business Agreements and Customer Agreements starting from Termination Date. Buyer does not have any rights to claim payments from the other parties and customers to Seller, but Buyer has the rights to claim the business income occurred before Termination Date.

(iii)	Buyer agrees to deliver or return to Seller on Termination Date other necessary information, database, documents, and materials relating to Object of Transaction.

(iv)	Buyer agrees to terminate ADSL Business starting from Termination Date and to provide Seller with all necessary assistance to enable Seller to operate ADSL Business again starting from Termination Date.

In addition to the aforementioned obligations, Sales Price that Buyer paid to Seller before Termination Date is deemed a penalty for breach of the agreement, and Buyer cannot ask Seller to refund the payments. If the penalty is not enough to cover the damages, Seller may claim for damages by other means.

2.8	Guarantee of Payments

In order to guarantee Buyer’s obligation to pay under this Agreement and Service Agreement signed according to Article 7.1 of this Agreement, Buyer agrees to perform the following:

(a)	Buyer agrees to have Kevin Cheng and Morse Chen become its Joint Guarantors, to sign on this Agreement and Service Agreement to waive their rights of guaranty of collection under Article 745 of the Civil Code, and to be jointly and severally liable for Buyer’s due payments and interest and damages arising from this Agreement and the Service Agreement.

(b)	Joint Guarantors Kevin Cheng and Morse Chen agree to indorse and deliver the Buyer’s shares they own (Kevin Cheng owns 590,196 shares, and Morse Chen owns 1,503,386 shares) to Seller so that Seller may obtain the pledge on their shares within 30 days after Completion of Transaction to guarantee Buyer’s payment obligations under this Agreement and Service Agreement. Unless Buyer violates its obligations under this Agreement, the interests derived from the pledged shares still belong to Joint Guarantors. Joint Guarantors certify that the above shares are all the shares held by them in Buyer as of Transaction Completion Date, and that they have not underreported or concealed the shares they own.

3.	Object of Licensing

3.1	“Self-Developed Software”

Seller agrees to license to Buyer perpetual use of Self-Developed Software listed in Attachment 3.1 starting from Completion of Transaction, but Buyer shall not transfer or license Self-Developed Software to any third party. Seller agrees to provide, free of charge, one-year maintenance service for Self-Developed Software starting from Completion of Transaction, but Seller is not responsible for any updates, revision, or upgrades of Self-Developed Software. Buyer may update, revise, or upgrade the Software for ADSL Business by itself, but Parties jointly own the copyrights of the Software that is updated, revised, or upgraded.

3.2	Trademark

Seller agrees to license to Buyer rights to use Seller’s “Giga ADSL” trademark when Buyer provides ADSL services to its customers within five years after Completion of Transaction; after the five-year period, Buyer shall use its own trademark. During the licensing period, however, if Seller finds that Buyer impairs the value of the Giga ADSL trademark, Seller may withdraw its licensing. In addition, Buyer shall be responsible for all civil/criminal and administrative liabilities, defense for Seller in all related negotiations, arbitrations, and litigations, and pay settlement sums or all expenses and damages for which Seller is liable that are determined by court rulings or arbitration awards. Buyer shall also be liable for Seller’s damage due to Buyer’s impairing value of Seller’s trademark, including but not limited to, loss of goodwill, the costs and expenses for resolving the disputes, attorney’s fee, and arbitration/litigation fee. Buyer shall not settle with any third party regarding the above disputes without written consent from Seller.

3.3	Internet connection

Seller agrees to provide Buyer with the connections necessary for ADSL services at www.giga.net.tw within five years after Completion of Transaction. If during this period, Seller finds that Buyer abuses the connections, Seller may cancel or terminate the connections at any time, and Buyer shall be responsible for any damage to Seller.

3.4	Internet service equipment and traffic

Seller agrees to license Buyer to provide Customers in this Agreement with services of GigaADSL Mail, GigaADSL Photoshop, and GigaADSL hard disk (hereinafter collectively referred to as “Customer Value-Added Services”) within five years after Completion of Transaction. Buyer guarantees that the IP traffic caused by Customer Value-Added Services will be transmitted free of charge by Seller and Seller’s affiliate AS Number (Autonomous System Number). If Buyer needs to add equipment because of providing Customer Value-Added Services after Completion of Transaction (“Added Equipment for Customer Value-Added Services”), Buyer shall purchase the equipment itself, but Seller agrees that Buyer can put Added Equipment for Customer Value-Added Services in Seller’s control room. At present, Seller agrees to provide Buyer, free of charge, with 13 cabinets to locate Equipment for Customer Value-Added Services. If additional cabinets are required for Added Equipment for Customer Value-Added Services, usage fee for each cabinet is NT$8,925 (tax included).

3.5	Exclusion of Third-Party Licensed Software

The Object of Licensing of this Agreement does not include Third-Party Licensed Software listed in Attachment 3.2. Starting from Completion of Transaction, Seller may assist Buyer, according to its request, to obtain the license to use the software from the owner of Third-Party Licensed Software. However, Seller does not guarantee that Buyer can obtain the license from the owner of Third-Party Licensed Software, and it does not guarantee that the owner of Third-Party Licensed Software will license Buyer with the same licensing conditions.

4.	Seller’s Representations and Warranties

Seller herby represents and warrants to Buyer as follows:

4.1	Company organization and status

Seller is a company duly organized and existing under the laws of the Republic of China, which has obtained all necessary internal authorization and permission to sign, deliver, and perform this Agreement.

4.2	Enforceability

This Agreement imposes legal, valid, and binding obligations on Seller, and Buyer can enforce the provisions of this Agreement against Seller. Seller possesses absolute and unlimited capacity and authorization to sign, deliver, and perform this Agreement, and Seller has obtained permission from its Board of Directors.

4.3	Legal rights in Object of Transaction

Seller has the legal right to possess and use Object of Transaction. When Seller transfers to Buyer Object of Transaction listed in Attachment 2.3, Buyer obtains valid ownership and use without Encumbrances.

4.4	Compliance of relevant laws and regulations

Seller is in compliant to relevant laws, regulations, and court orders that are necessary for possessing Object of Transaction and operating ADSL Business, and Seller has not grossly violated laws and regulations. Seller has not received any notice regarding, or is informed in any way of, its ADSL Business’s violation of laws, regulations, or court orders.

4.5	Disclosure

To the best knowledge of Seller, there exist no special situations (not including the economic and industry conditions) of Seller or its ADSL Business that will have a significant and adverse influence on Object of Transaction but are not disclosed.

4.6	Guaranty of legality of transferred or licensed intellectual property

The intellectual property rights, such as copyrights of software and trademark, that Seller transfers or licenses to Buyer according to this Agreement are developed or obtained by Seller itself. Seller guarantees that no third party has exercised any rights or has threatened that it would bring any claims against Seller as of the date of signing this Agreement. Seller does not guarantee that there would be no infringement claims after signing this Agreement, but agrees to assist Buyer in resolving relevant disputes to a reasonable extent.

4.7	Non-competition

Seller agrees that it will not use information relating to ADSL Business in any other way or give it to a third party without Buyer’s written consent starting from the signing of this Agreement and after transferring and delivering Object of Transaction. After Buyer pays Sales Price in whole, Seller shall destroy all information relating to ADSL Business and shall not keep or reproduce relevant information, except for accounting records that should be legally maintained.

Seller agrees not to operate the same ADSL Business under this Agreement within five years after signing this Agreement. Seller also agrees that it will not instigate or induce ADSL Customers and users that are transferred along with this Agreement to terminate their use of ADSL services, unless Seller terminates this Agreement owing to Buyer’s breach of agreement.

5.	Buyer’s Representations and Warranties

Buyer hereby represents and warrants to Seller as follows:

5.1	Company organization and status

Buyer is a company duly organized and existing under the laws of the Republic of China, which has obtained all necessary internal authorization and permission to sign, deliver, and perform this Agreement.

5.2	Enforceability

This Agreement imposes legal, valid, and binding obligations on Buyer, and Seller can enforce the provisions of this Agreement against Buyer. Buyer possesses absolute and unlimited capacity and authorization to sign, deliver, and perform this Agreement, and Buyer has obtained permission from its Board of Directors.

5.3	Sufficient Funding

Buyer guarantees that it has sufficient funding to perform its payment obligations and to complete the transactions under this Agreement on the Transaction Completion Date.

6.	Indemnity Liability

6.1	Seller’s indemnity liability

Seller agrees to indemnify Buyer and hold Buyer harmless from any loss if Seller’s breaching its obligations under this Agreement or its statement and certification under Article 4 causes any loss, damage, liabilities and expenses to Buyer.

6.2	Buyer’s indemnity liability

Buyer agrees to indemnify Seller and hold Seller harmless from any loss if Buyer’s breaching its obligations under this Agreement or its statement and certification under Article 4 causes any loss, damage, liabilities and expenses to Seller.

6.3	Limitation on liabilities

Each party’s indemnity liability to the other party is limited to Sales Price.

7.	Parties’ obligations after Completion of Transaction

7.1	Management Services

Conditional upon the Parties’ signing Service Agreement by 15 May 2006 and the transaction contemplated hereby is completed at 12 pm on 15 May 2006 according to this Agreement, Seller agrees to provide to Buyer according to Service Agreement, from 16 May 2006 to 31 December 2007, services concerning engineering and telecommunication administration, domestic and foreign telecommunication bandwidth, administration and consultation about ADSL operation, instruction in special technology and knowledge, and training and education for relevant employees. Seller also agrees to license Self-Developed Software to Buyer for it to use the Software and to help its continuing operation of ADSL for it Business. Meanwhile, Buyer shall, free of charge, permit Seller to use Equipment to provide administrative services and support. Seller can request service fee from Buyer but should bear the costs and expenses for providing administrative services and support.

7.2	Designated Account

From Transaction Completion Date to the date that Sales Price is fully paid, Buyer shall cause ADSL Customers and companies that collect ADSL service fee for Buyer to remit fees payable to Buyer to the designated account jointly created by the Parties with Chinatrust Commercial Bank (“Designated Account”). Buyer shall submit the documents to open an account on Transaction Completion Date, and it shall note on the documents that the fund in the Designated Account shall not be withdrawn without signatures of the Parties’ designated personnel and that the designated personnel cannot be changed without the written consent of the original designated personnel. Buyer also guarantees that it will not change its designated person without Seller’s consent. If Buyer pays Sales Price and service fee on schedule according to this Agreement and Service Agreement, Seller shall not by any reason refuse to allow Buyer to withdraw the fund from the Designated Account, and Seller shall sign the documents for withdrawing the fund within three business days after Buyer requests to withdraw the fund from the Designated Account, or Seller’s failure to sign the documents will be deemed a material breach of this agreement.

8.	Miscellaneous

8.1	Publish and disseminate press releases

Parties promise and agree that each party will not make any announcements, press releases, or public statements to indicate the existence of this Agreement or to disclose the provisions under this Agreement before Transaction Completion Date, unless the other party consents to the content, timing, and media for making the disclosure. The consent shall not be unreasonably held. This Article shall not apply if each party is required to make the disclosure according to laws or Taiwan Stock Exchange Corporation’s regulations; the disclosing party shall give prior notice to the other party.

8.2	Seller’s Code of Business Conduct and Ethics

Seller is bound by the Code of Business Conduct and Ethics published by its parent company, GigaMedia Limited. In addition to relevant laws and regulations, Seller and its employees shall also observe the Code of Business Conduct and Ethics. Seller and its employees shall follow the high-standard Code of Business Conduct and Ethics to maintain its goodwill and the legitimacy and propriety of its business conduct. Please go to http://ir.giga.net.tw/code.htm for details of GigaMedia Limited’s Code of Business Conduct and Ethics.

8.3	Alteration and modification

The alteration, modification, and supplementation of this Agreement can only be made by all parties’ written consent, provided that the alteration, modification, and supplementation are allowed by laws and regulations.

8.4	Non-waiver of the rights

The failure to or delay in exercising any rights or claims by each party of this Agreement shall not influence or preclude it from further exercising any rights or claims, and all rights or claims shall remain valid until Parties expressly waive their rights or claims in writing.

8.5	Transaction expenses

Unless otherwise prescribed in this Agreement, each party shall be responsible for its expenses and fees for negotiating, preparing, signing, delivering, and performing this Agreement, including but not limited to the expenses and fees for attorneys, accountants, and other professionals.

8.6	Notification

All notices required or permitted under this Agreement shall be made in writing and sent by (1) personal delivery, (2) facsimile (with follow-up certified mail, postage prepaid, return receipt required, or if the destination address is in a foreign country, with follow-up certified mail or airmail express delivery to confirm the receipt), or (3) express delivery to the following addresses:

If the notice is sent to Seller:

HOSHIN GIGAMEDIA CENTER INC.

6F, No. 20, Lane 478, Rui-Guang Road, Nei-Hu District, Taipei

Facsimile: +8862-8751-5700

Attention: Mr. Chen Wen Tarn

If the notice is sent to Buyer:

WEBS-TV DIGITAL INTERNATIONAL CORPORATION

12F, No. 100, Section 4, Civic Boulevard, Taipei

Facsimile: +8862-6638-8383

Attention: CEO

All notices and other correspondence are deemed delivered at the time the other party receives them. Each party may for the purpose of this Agreement notify the other party of change of the above address pursuant to the above-mentioned methods.

8.7	Confidentiality

Parties agree to maintain the confidentiality of all transactions mentioned in this Agreement. Each party shall not disclose the provisions and transactions of this Agreement to any third party without the other party’s prior consent, unless the disclosure is compelled by laws, regulations, or Taiwan Exchange Stock Corporation. The disclosing party shall give a prior notice to the other party before the disclosure under this situation.

8.8	Governing law

This Agreement shall be construed according to the laws of the Republic of China. Parties agree that the Taiwan Taipei District Court will be the court of first instance if any disputes arise from this Agreement.

8.9	Entire agreement

This Agreement, together with Attachments hereto and other documents provided according to this Agreement, constitute the entire agreement between Parties regarding the transactions hereof. Unless expressly prescribed in this Agreement, there are no additional restrictions, commitments, statements, or certifications. This Agreement supersedes any previous agreements or letters of intent for the planned transactions.

8.10	Saving clause

If any one or several provisions in this Agreement are declared void, illegal, or unenforceable, the invalidity, illegality, or unenforceability will not influence other provisions in this Agreement. Other provisions shall remain in force, and this Agreement shall be construed as if the void, illegal, or unenforceable provisions have never existed.

8.11	Language

This Agreement shall be signed in Chinese, and any versions in any other languages are only for reference. Should there be any inconsistency between the Chinese version and other translated versions, the Chinese version shall govern.

NOW, Parties have agreed to all articles set in this Agreement and have executed this Agreement on the date mentioned above:

HOSHIN GIGAMEDIA CENTER INC.

Responsible Person: Chen Wen Tarn
Title:	Director

WEBS-TV DIGITAL INTERNATIONAL CORPORATION

Responsible Person: Kevin Cheng
Title:	Chairman of the Board

Guarantors, Kevin Cheng and Morse Chen, hereby confirm that they fully understand the content of this Agreement and agree that they shall be jointly and severally liable with WEBS-TV DIGITAL INTERNATIONAL CORPORATION for its liabilities and damages to HOSHIN GIGAMEDIA CENTER INC. under this Agreement.

Guarantor: Kevin Cheng

ID number: N121818568

Address: No. 29-2, Xia-Lun Road, Wen-Shan District, Taipei

Guarantor: Morse Chen

ID number: Y120277954

Address: 3F, No. 24, Lane 372, Song-Jiang Road, Zhong-Shan District, Taipei